Fit For Business International, Inc.
                               10/27 Mayneview St
                             Milton, Australia 4064


May 15, 2007

Via Fax (202) 772-9202
and Edgar

Mr. Blaise Rhodes
Staff Accountant, Division of Corporation Finance
Mail Stop 3561
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:            Fit For Business International, Inc.
               Form 8-K
               Filed March 13, 2007
               File No. 333-123176

Dear Mr. Rhodes:

We represent Fit For Business, Inc. ("Fit For Business" or the "Company") We are in receipt of your letter dated March 16, 2007 regarding the above referenced filing and the following are our responses:

    1. In accordance with Item 4.02(b)(1) of the Form 8-K instructions, please revise to disclose the date that you were advised by, or received notice from, your independent accountant that action should be taken to prevent further reliance on your previously issued financial statements.

         On February 14, 2007, the Company determined it was necessary to restate previously-issued financial statements included in the Company's Annual Report on Form 10-KSB for fiscal year ended June 30, 2006, based upon the conclusion of an internal accountant that the bad debt expense was incorrectly recorded. We have revised the Form 8-K to disclose the aforementioned date as the date we concluded that action should be taken to prevent further reliance on our previously issued financial statements.

    2. Based on your disclosure, it appears that you will need to restate your financial statements filed on Form 10-QSB for the quarter ended September 30, 2006. Please revise to disclose all previously issued financial statements that should no longer be relied upon in accordance with Item 4.02(b)(2) of the Form 8-K instructions.

         Although the Company disclosed this error within Note (12) of its Quarterly Report on Form 10-QSB for the quarter ended December 31, 2006, the Company will be amending the appropriate filings with the Securities and Exchange Commission to include restated financial statements correcting this error. The financial statements for the fiscal year ended June 30, 2006 as well as the quarter ended September 30, 2006 should no longer be relied upon. The Company will restate its financial statements filed on Form 10-QSB for the quarter ended September 30, 2006 and its Form 10-KSB for the fiscal year ended June 30, 2006. The Company plans to file an amended 10-KSB for the period ended June 30, 2006 as well as an amended 10-QSB for the quarter ended September 30,2006 prior to the filing of the Company's Form 10-KSB for the fiscal year ending June 30, 2007.

    3. Please provide your independent accountant with a copy of the disclosures in your Item 4.02 Form 8-K and file a letter from your independent accountant indicating whether or not they agree with your disclosures in the Form 8-K. For guidance, refer to Item 4.02 of the Form 8-K instructions.

         The Company has provided their independent accountant, Mendoza Berger & Company, LLP, with a copy of the disclosures in our Item 4.02 Form 8-K, however we have not filed a letter from Mendoza Berger & Company, LLP indicating whether or not they agree with our disclosures in the Form 8-K, as the Company concluded internally that it was necessary to restate previously-issued financial statements included in the Company's Annual Report on Form 10-KSB for fiscal year ended June 30, 2006.

The Company acknowledges that:

    o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

    o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me with any questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

/s/ Richard I Anslow
--------------------
RICHARD I. ANSLOW